  As filed with the Securities and Exchange Commission on January 6, 2000

                                                Registration Nos. 333-90613

                                                                  333-90619

                                                                  333-90625
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                AMENDMENT NO. 1
                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
A. Exact Name of Trust:
                          TAX EXEMPT SECURITIES TRUST

                            National Trust 239

                             Florida Trust 90

B. Name of depositor:      New Jersey Trust 142
                           SALOMON SMITH BARNEY INC.
C. Complete address of depositor's principal executive offices:
                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013
D. Name and complete address of agent for service:
                               LAURIE A. HESSLEIN
                           Salomon Smith Barney Inc.
                              7 World Trade Center
                            New York, New York 10048
                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022
E. Title and amount of Securities being registered:
  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                   Indefinite
G. Amount of filing fee:
                            No filing fee required.
H. Approximate date of proposed sale to public:
 As soon as practicable after the effective date of the registration statement.
[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            TAX EXEMPT SECURITIES TRUST
  --------------------------------------------------------------------

                                                National Trust 239

                                                  Florida Trust 90

                                              New Jersey Trust 142

                             Unit Investment Trusts

          SalomonSmithBarney The Tax Exempt Securities Trust is sponsored by ---------------------------- Salomon Smith Barney Inc. and consists of three
A member of citigroup [LOGO] separate unit investment trusts: National Trust
                             239, Florida Trust 90 and New Jersey Trust 142. Each trust contains a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from Federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 6, 2000

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF JANUARY 5, 2000
Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in each of the trusts are rated A or better by Standard & Poor's, Moody's or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest on all of the bonds in each of the trusts is generally exempt from regular Federal income taxes. Interest on all of the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named. Each of the bonds in the trusts received an opinion from bond counsel rendered on the date of issuance confirming its tax exempt status.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

  . Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings.

  . The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

  . The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

  . Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per Unit as of January 5, 2000 would have been $947.16 for the National Trust, $944.60 for the Florida Trust and $937.01 for the New Jersey Trust. During the initial public offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

  . adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 239
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                                Public   Amounts
                                                               Offering    per
                                                                Price     Unit
                                                              ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price)............................................     4.70%   $44.40
Maximum Sales Charge Imposed on Reinvested Dividends........        0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs...     .265%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee...............................................     .149%   $ 1.34
Other Operating Expenses....................................     .034%   $  .31
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees........................................     .028%   $  .25
                                                                 ----    ------
  Total.....................................................     .211%   $ 1.90
                                                                 ====    ======

Example

                                                     Cumulative Expenses
                                                         and Charges
                                                       Paid for Period
                                                    ----------------------
                                                     1     3     5    10
                                                    Year Years Years Years
                                                    ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .211%
and a 5% annual return on the investment
throughout the periods............................  $491 $535  $583  $726

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR FLORIDA TRUST 90
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                                Price    Unit
                                                              --------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price).............................................   4.70%   $44.28
Maximum Sales Charge Imposed on Reinvested Dividends.........      0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs....   .265%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee................................................    .147%    $1.32
Other Operating Expenses.....................................    .049%    $ .44
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.........................................    .028%    $ .25
                                                                 ----     -----
  Total......................................................    .224%    $2.01
                                                                 ====     =====

Example

                                                           Cumulative Expenses
                                                               and Charges
                                                             Paid for Period
                                                          ----------------------
                                                           1     3     5    10
                                                          Year Years Years Years
                                                          ---- ----- ----- -----
An investor would pay the following expenses and charges
on a $10,000 investment, assuming the Trust's estimated
operating expense ratio of .224% and a 5% annual return
on the investment throughout the periods................  $492 $539  $590  $742

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW JERSEY TRUST 142
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                                Public   Amounts
                                                               Offering    per
                                                                Price     Unit
                                                              ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price)............................................     4.70%   $43.92
Maximum Sales Charge Imposed on Reinvested Dividends........        0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs...     .268%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee...............................................     .147%   $ 1.31
Other Operating Expenses....................................     .038%   $  .34
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees........................................     .028%   $  .25
                                                                 ----    ------
  Total.....................................................     .213%   $ 1.90
                                                                 ====    ======

Example

                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .213%
and a 5% annual return on the investment throughout
the periods.........................................  $491 $535  $584  $729

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JANUARY 5, 2000 +
Sponsor

Salomon Smith Barney Inc.

Trustee

The Chase Manhattan Bank

Evaluator

Kenny S & P Evaluation Services, a business unit of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

January 5, 2000

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing February 1, 2000

Distribution Dates

The fifteenth day of each month,** commencing February 15, 2000

Evaluation Time

As of 1:00 P.M. on the Date of Deposit. Thereafter, as of 4:00 P.M. New York
Time.

Evaluator's Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor's Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.
------------
+ The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
* The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

** The first monthly income distribution of $3.94 for the National Trust, $3.81 for the Florida Trust and $3.70 for the New Jersey Trust, will be made on February 15, 2000.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JANUARY 5, 2000

                                             National    Florida    New Jersey
                                            Trust 239    Trust 90   Trust 142
                                            ----------  ----------  ----------
Principal Amount of Bonds in Trust........  $7,000,000  $2,000,000  $2,000,000
Number of Units...........................       7,000       2,000       2,000
Principal Amount of Bonds in Trust per
 Unit.....................................  $    1,000  $    1,000  $    1,000
Fractional Undivided Interest in Trust per
 Unit.....................................     1/7,000     1/2,000     1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if
  Principal Amount is less than...........  $3,500,000  $1,000,000  $1,000,000
Calculation of Public Offering Price per
 Unit*:
 Aggregate Offering Price of Bonds in
  Trust...................................  $6,301,831  $1,795,632  $1,781,182
                                            ==========  ==========  ==========
 Divided by Number of Units...............  $   900.26  $   897.82  $   890.59
 Plus: Sales Charge (4.70% of the Public
  Offering Price).........................  $    44.40  $    44.28  $    43.92
                                            ----------  ----------  ----------
 Public Offering Price per Unit...........  $   944.66  $   942.10  $   934.51
 Plus: Estimated Organization Expenses....  $     2.50  $     2.50  $     2.50
 Plus Accrued Interest*...................  $      .90  $      .87  $      .85
                                            ----------  ----------  ----------
 Total....................................  $   948.06  $   945.47  $   937.86
                                            ==========  ==========  ==========
Sponsor's Initial Repurchase Price per
 Unit (per Unit Offering Price of
 Bonds)**.................................  $   900.26  $   897.82  $   890.59
Approximate Redemption Price per Unit (per
 Unit Bid Price of Bonds)**...............  $   896.26  $   893.82  $   886.59
                                            ----------  ----------  ----------
Difference Between per Unit Offering and
 Bid Prices of Bonds......................  $     4.00  $     4.00  $     4.00
                                            ==========  ==========  ==========
Calculation of Estimated Net Annual Income
 per Unit:
 Estimated Annual Income per Unit.........  $    56.50  $    54.81  $    53.26
 Less: Estimated Trustee's Annual Fee***..  $     1.34  $     1.32  $     1.31
 Less: Other Estimated Annual Expenses....  $      .56  $      .69  $      .59
                                            ----------  ----------  ----------
 Estimated Net Annual Income per Unit.....  $    54.60  $    52.80  $    51.36
                                            ==========  ==========  ==========
Calculation of Monthly Income Distribution
 per Unit:
 Estimated Net Annual Income per Unit.....  $    54.60  $    52.80  $    51.36
 Divided by 12............................  $     4.55  $     4.40  $     4.28
Accrued interest from the day after the
 Date of Deposit to the first record
 date**...................................  $     3.94  $     3.81  $     3.70
First distribution per unit...............  $     3.94  $     3.81  $     3.70
Daily Rate (360-day basis) of Income
 Accrual per Unit.........................  $    .1516  $    .1466  $    .1426
Estimated Current Return based on Public
 Offering Price****.......................        5.76%       5.59%       5.48%
Estimated Long-Term Return****............        5.92%       5.77%       5.66%

--------
* Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
*** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JANUARY 5, 2000

                                           National     Florida     New Jersey
                                          Trust 239     Trust 90    Trust 142
                                         ------------ ------------ ------------
Number of municipal bonds (from 13
 states and the District of Columbia
 for the National Trust; from Florida
 for the Florida Trust; and from New
 Jersey and the United States Virgin
 Islands for the New Jersey Trust).....        19            8            9
Number of bonds issued with "original
 issue discount".......................        13            8            7
Average life to maturity of the bonds
 in the Trust (in years)...............      29.6         28.9         28.8
                                         Percentages+ Percentages+ Percentages+
                                         ------------ ------------ ------------
Percentage of bonds acquired from the
 Sponsor (as sole underwriter, member
 of underwriting syndicate or otherwise
 from its own organization)............      14.8%         0.0%         0.0%
General obligation bonds backed by the
 taxing power of state issuer..........       0.0%         0.0%         0.0%
Bonds not supported by the issuer's
 power to levy tax.....................     100.0%       100.0%       100.0%
The bonds derived their income from the
 following primary sources:
 . educational facilities...............      15.5%         0.0%        13.9%
 . hospital and health care facilities..      34.0%*       59.1%*       34.0%*
 . housing facilities...................      28.5%*        0.0%         0.0%
 . lease rental payments................       7.6%         0.0%         0.0%
 . pollution control facilities.........       7.0%         0.0%        16.0%
 . public improvement facilities........       0.0%        13.1%         0.0%
 . recreational facilities..............       0.0%        15.0%         0.0%
 . solid waste disposal.................       0.0%         0.0%        12.0%
 . transportation facilities............       0.0%         0.0%        24.1%
 . water and sewer facilities...........       7.4%        12.8%         0.0%
The bonds in the trust are rated as
 follows:
 . Standard & Poor's
  AAA..................................      14.4%        34.7%        50.4%
  AA...................................      20.7%        19.0%        12.0%
  A....................................      52.1%        46.3%        25.7%
                                            -----        -----        -----
    Total..............................      87.2%       100.0%        88.1%
                                            =====        =====        =====
 . Moody's
  Aaa..................................       0.0%         0.0%        11.9%
  A....................................      12.8%         0.0%         0.0%
                                            -----        -----        -----
    Total..............................      12.8%         0.0%        11.9%
                                            =====        =====        =====
The following insurance companies have
 insured the bonds in the trust as to
 timely payment of principal and
 interest:
 . ACA..................................      33.5%        16.0%        25.7%
 . AMBAC................................       0.0%        13.1%         0.0%
 . FGIC.................................       0.0%         6.5%         0.0%
 . FSA..................................       0.0%         0.0%         7.5%
 . MBIA.................................       7.8%        15.0%        42.9%
                                            -----        -----        -----
    Total..............................      41.3%        50.6%        76.1%
                                            =====        =====        =====

------------
+ Percentages based on the aggregate offering price of the bonds in the trust.
* The trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                               Units
                                                   -----------------------------
                                                   National  Florida  New Jersey
                                                   Trust 239 Trust 90 Trust 142
                                                   --------- -------- ----------
Salomon Smith Barney Inc. ........................   6,650    2,000     2,000
388 Greenwich Street
New York, New York 10013

William R. Hough..................................     250       --       --
100 Second Avenue
Suite 800
St. Petersburg, Florida 33701

Gruntal & Co. Incorporated........................     100       --       --
14 Wall Street
New York, New York 10005

                                                     -----    -----     -----
Total.............................................   7,000    2,000     2,000
                                                     =====    =====     =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of

 Tax Exempt Securities Trust, National Trust 239, Florida Trust 90 and New Jersey Trust 142:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 239, Florida Trust 90 and New Jersey Trust 142 as of January 5, 2000. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on January 5, 2000, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 239, Florida Trust 90 and New Jersey Trust 142 as of January 5, 2000, in conformity with generally accepted accounting principles.

                                                   /s/ KPMG LLP

New York, New York

January 5, 2000

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                  AS OF DATE OF DEPOSIT, JANUARY 5, 2000

                                                        TRUST PROPERTY
                                               --------------------------------
                                                National   Florida   New Jersey
                                               Trust 239   Trust 90  Trust 142
                                               ---------- ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts
   backed by letter of credit (1)............. $6,301,831 $1,795,632 $1,781,182
Accrued interest through the Date of Deposit
 on underlying bonds (1)(2)...................     64,266     23,521      8,966
Cash (3)......................................     17,500      5,000      5,000
                                               ---------- ---------- ----------
    Total..................................... $6,383,597 $1,824,153 $1,795,148
                                               ========== ========== ==========

                                                 LIABILITIES AND INTEREST OF
                                                         UNIT HOLDERS
                                               --------------------------------
Liabilities:
  Accrued interest through the Date of Deposit
   on underlying bonds (1)(2)................. $   64,266 $   23,521 $    8,966
  Reimbursement to Sponsor for Organization
   Costs (3)..................................     17,500      5,000      5,000
                                               ---------- ---------- ----------
                                                   81,766     28,521     13,966
                                               ---------- ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest
   outstanding (National Trust 239: 7,000;
   Florida Trust 90: 2,000; New Jersey Trust
   142: 2,000)
   Cost to investors (4)......................  6,630,120  1,889,200  1,874,020
   Less--Gross underwriting commission (5)....    310,789     88,568     87,838
   Less--Organization Costs (3)...............     17,500      5,000      5,000
                                               ---------- ---------- ----------
   Net amount applicable to investors.........  6,301,831  1,795,632  1,781,182
                                               ---------- ---------- ----------
    Total..................................... $6,383,597 $1,824,153 $1,795,148
                                               ========== ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on January 5, 2000, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $12,000,000 which was deposited with the Trustee for the purchase of $11,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $9,878,645 plus $96,753 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 7,000 Units of the National Trust, 2,000 Units of the Florida Trust and 2,000 Units of the New Jersey Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 7,000 Units of the National Trust, 2,000 Units of the Florida Trust and 2,000 Units of the New Jersey Trust on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 239--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                                    Yield on  Annual
                Securities Represented               Redemption         Cost of     Date of  Interest
     Aggregate            by              Ratings    Provisions       Securities    Deposit   Income
     Principal    Purchase Contracts        (1)          (2)        to Trust (3)(4)   (4)    to Trust
     --------- ------------------------   ------- ----------------- --------------- -------- --------
 1.  $500,000  The Industrial               AA-     6/1/08 @ 101       $442,150      6.250%  $26,875
               Development Board of the
               Town of McIntosh,
               Alabama, Environmental
               Facilities Refunding
               Revenue Bonds, Ciba
               Specialty Chemicals
               Corporation Project,
               5.375% Due 6/1/2028

 2.   500,000  Alaska Housing Finance       AAA     6/1/07 @ 102        489,125      6.250    30,500
               Corporation, General                SF 6/1/31@ 100
               Mortgage Revenue Bonds,
               MBIA Insured, 6.10% Due
               12/1/2037

 3.   500,000  California Health           A2**     12/1/09 @ 101       489,540      6.400    31,250
               Facilities Financing               SF 12/1/31 @ 100
               Authority Revenue Bonds,
               Cedars-Sinai Medical
               Center, 6.25% Due
               12/1/2034

 4.   205,000  City of Atlantic Beach,       A      10/1/09 @ 101       199,438      6.200    12,300
               Florida, Health Care               SF 10/1/19 @ 100
               Facilities Revenue
               Refunding Bonds, Fleet
               Landing Project, ACA
               Insured, 6.00% Due
               10/1/2029

 5.   100,000  Escambia County,             A3*     10/1/08 @ 101        81,937      6.800     5,125
               Florida, Health                    SF 10/1/15 @ 100
               Facilities Authority,
               Health Facilities
               Revenue Bonds, Baptist
               Hospital, Inc. and The
               Baptist Manor, Inc.,
               5.125% Due 10/1/2019

 6.   500,000  Highlands County,            A-     11/15/08 @ 101       402,525      6.800    26,250
               Florida, Health                    SF 11/15/21 @ 100
               Facilities Authority,
               Hospital Revenue Bonds,
               5.25% Due 11/15/2028

 7.   270,000  Private Colleges &           A3*     10/1/09 @ 101       236,596      6.300    14,512
               University Authority,              SF 10/1/26 @ 100
               Georgia, Revenue
               Refunding Bonds, Mercer
               University Project,
               5.375% Due 10/1/2029

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 239--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                     Cost of   Yield on  Annual
                Securities Represented               Redemption     Securities Date of  Interest
     Aggregate            by              Ratings    Provisions      to Trust  Deposit   Income
     Principal    Purchase Contracts        (1)          (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ----------------- ---------- -------- --------

 8.  $500,000  Illinois Educational         AA      7/1/08 @ 101     $417,915   6.258%  $25,625
               Facilities Authority                SF 7/1/26 @ 100
               Revenue Bonds,
               University of Chicago,
               5.125% Due 7/1/2038

 9.   110,000  Illinois Development         A-     11/15/09 @ 101      90,615   6.900     6,050
               Finance Authority,                 SF 11/15/25 @ 100
               Hospital Revenue Bonds,
               Adventist Health
               System/Sunbelt Obligated
               Group, 5.50% Due
               11/15/2029

 10.  500,000  New Mexico Mortgage          AAA     9/1/08 @ 101      421,220   6.350    25,750
               Finance Authority,                  SF 3/1/18 @ 100
               Single Family Mortgage
               Program Bonds, FNMA/GNMA
               Collateralized, 5.15%
               Due 9/1/2028

 11.  240,000  North Carolina Medical        A      10/1/09 @ 101     236,042   6.500    15,300
               Care Commission, Health            SF 10/1/20 @ 100
               Care Facilities Revenue
               Bonds, Stanley Memorial
               Hospital Project, 6.375%
               Due 10/1/2029

 12.  325,000  Oregon State Health           A      12/1/09 @ 102     320,908   6.450    20,638
               Housing Education &                SF 12/1/21 @ 100
               Cultural Facilities
               Authority Bonds, Western
               State Chiropractic, ACA
               Insured, 6.35% Due
               12/1/2025

 13.  125,000  Harrison County, Texas,       A      1/1/08 @ 102      113,080   6.400     6,875
               Health Facilities                   SF 1/1/10 @ 100
               Development Corporation,
               Hospital Revenue Bonds,
               Marshall Regional
               Medical Center Project,
               ACA Insured, 5.50% Due
               1/1/2018

 14.  500,000  City of Lewisville,           A      9/1/13 @ 100      465,350   6.350    29,000
               Texas, Combination                  SF 9/1/16 @ 100
               Contract Revenue and
               Special Assessment
               Refunding and Capital
               Improvement Bonds,
               Castle Hills Project,
               ACA Insured, 5.80% Due
               9/1/2025

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 239--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                     Cost of   Yield on  Annual
                 Securities Represented               Redemption    Securities Date of  Interest
     Aggregate             by              Ratings    Provisions     to Trust  Deposit   Income
     Principal     Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- ------------------------   ------- ---------------- ---------- -------- --------
 15. $  125,000 Richardson, Texas,            A     12/1/08 @ 101   $  112,755  6.400%  $  6,875
                Hospital Authority                 SF 12/1/14 @ 100
                Hospital, Revenue
                Refunding and
                Improvement Bonds,
                Baylor/Richardson
                Medical Center Project,
                ACA Insured, 5.50% Due
                12/1/2018

 16.    500,000 Washington State Housing      A      1/1/09 @ 102      437,725  6.400     27,250
                Finance Commission,                SF 7/1/19 @ 100
                NonProfit Housing
                Revenue and Refunding
                Revenue Bonds,
                Presbyterian Ministries,
                Incorporation Projects,
                5.45% Due 1/1/2029

 17.    500,000 Wisconsin Health and         A-     2/15/09 @ 101      420,390  6.900     28,125
                Educational Facilities             SF 2/15/21 @ 100
                Authority Revenue Bonds,
                Aurora Health Care,
                Inc., 5.625% Due
                2/15/2029

 18.    500,000 Wyoming Community            AA     6/1/08 @ 101.5     446,125  6.250     27,250
                Development Authority              SF 6/1/27 @ 100
                Housing Revenue Bonds,
                5.45% Due 12/1/2029
     ----------                                                     ----------          --------
     $7,000,000                                                     $6,301,831          $395,550
     ==========                                                     ==========          ========

 19.    500,000 District of Columbia          A      7/1/09 @ 102      478,395  6.350     30,000
                Revenue Bonds, American            SF 7/1/20 @ 100
                Association of Homes and
                Services for the Aging,
                Inc., Headquarters
                Issue, ACA Insured,
                6.00% Due 7/1/2024


  The Notes following the Portfolio are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

                 FLORIDA TRUST 90--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                               Cost of   Yield on  Annual
                                                               Redemption     Securities Date of  Interest
     Aggregate Securities Represented by Purchase   Ratings    Provisions      to Trust  Deposit   Income
     Principal              Contracts                 (1)          (2)          (3)(4)     (4)    to Trust
     --------- ----------------------------------   ------- ----------------- ---------- -------- --------

 1.  $ 260,000      State of Florida,                 AAA     9/1/03 @ 101    $ 235,503   6.000%  $ 13,650
                    Department of General                    SF 9/1/20 @ 100
                    Services, Division of
                    Facilities Management,
                    Florida Facilities Pool
                    Revenue Bonds, AMBAC
                    Insured, 5.25%
                    Due 9/1/2023
 2.    295,000      City of Atlantic Beach,            A      10/1/09 @ 101     286,997   6.200     17,700
                    Florida, Health Care                    SF 10/1/19 @ 100
                    Facilities Revenue
                    Refunding Bonds, Fleet
                    Landing Project, ACA
                    Insured, 6.00% Due
                    10/1/2029
 3.    130,000      Dade County, Florida,             AAA     10/1/07 @ 101     117,082   6.000      6,825
                    Water and Sewer Revenue                 SF 10/1/22 @ 100
                    Bonds, FGIC Insured,
                    5.25% Due 10/1/2026
 4.    290,000      Highlands County,                 A-     11/15/08 @ 101     233,464   6.800     15,225
                    Florida, Health                         SF 11/15/21 @ 100
                    Facilities Authority,
                    Hospital Revenue Bonds,
                    5.25% Due 11/15/2028
 5.    125,000      Jacksonville, Florida,            AA-     10/1/04 @ 101     113,045   6.037      6,750
                    Electric Authority Water                SF 10/1/30 @ 100
                    and Sewer Revenue System
                    Bonds, 5.40% Due
                    10/1/2039
 6.    250,000      Jacksonville Health               AA      8/15/09 @ 101     227,460   6.100     13,437
                    Facilities Authority                    SF 8/15/20 @ 100
                    Hospital Revenue Bonds,
                    Florida, Charity
                    Obligated Group, 5.375%
                    Due 8/15/2023
 7.    350,000      South Lake County,                A-      10/1/09 @ 101     311,979   6.600     20,300
                    Florida, Hospital                       SF 10/1/24 @ 100
                    District Revenue Bonds,
                    South Lake Hospital,
                    Inc., 5.80% Due
                    10/1/2034

                          TAX EXEMPT SECURITIES TRUST

                 FLORIDA TRUST 90--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                              Cost of   Yield on  Annual
                                                               Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings   Provisions     to Trust  Deposit   Income
     Principal               Contracts                 (1)         (2)         (3)(4)     (4)    to Trust
     ---------- ----------------------------------   ------- --------------- ---------- -------- --------

 8.  $  300,000       Tampa, Florida, Sports           AAA    1/1/07 @ 101   $  270,102  6.000%  $ 15,750
                      Authority Local Sales                  SF 1/1/18 @ 100
                      Tax Stadium Revenue
                      Bonds, MBIA Insured,
                      5.25% Due 1/1/2027
     ----------                                                              ----------          --------
     $2,000,000                                                              $1,795,632          $109,637
     ==========                                                              ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

               NEW JERSEY TRUST 142--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                             Cost of   Yield on  Annual
                                                              Redemption    Securities Date of  Interest
     Aggregate Securities Represented by Purchase   Ratings   Provisions     to Trust  Deposit   Income
     Principal              Contracts                 (1)         (2)         (3)(4)     (4)    to Trust
     --------- ----------------------------------   ------- --------------- ---------- -------- --------

 1.   $300,000      New Jersey Health Care            AAA    1/1/08 @ 101   $ 263,967   6.100%  $ 15,600
                    Facilities Authority                    SF 1/1/23 @ 100
                    Revenue Refunding Bonds,
                    Hackensack University
                    Medical Center, MBIA
                    Insured, 5.20% Due
                    1/1/2028
 2.    150,000      New Jersey Health Care            AAA    7/1/09 @ 101     132,649   6.100      7,875
                    Facilities Financing                    SF 7/1/25 @ 100
                    Authority Revenue Bonds,
                    Meridian Health System
                    Obligated Group Issue,
                    FSA Insured, 5.25% Due
                    7/1/2029
 3.    250,000      New Jersey Health Care             A     7/1/09 @ 101     209,690   6.500     13,125
                    Facilities Financing                    SF 7/1/20 @ 100
                    Authority Revenue Bonds,
                    Palisades Medical Center
                    of New York Presbyterian
                    Healthcare System,
                    Obligated Group Issue,
                    ACA Insured, 5.25% Due
                    7/1/2028
 4.    100,000      The Pollution Control             AAA    5/1/03 @ 102      97,253   5.900      5,700
                    Financing Authority of
                    Salem County, New
                    Jersey, Pollution
                    Control Revenue
                    Refunding Bonds, Public
                    Service Electric and Gas
                    Company Project, MBIA
                    Insured, 5.70% Due
                    5/1/2028
 5.    200,000      The Pollution Control             AAA    11/1/03 @ 102    187,012   6.000     11,100
                    Financing Authority of
                    Salem County, New
                    Jersey, Pollution
                    Control Revenue
                    Refunding Bonds, Public
                    Service Electric and Gas
                    Company Project, MBIA
                    Insured, 5.55% Due
                    11/1/2033

                          TAX EXEMPT SECURITIES TRUST

               NEW JERSEY TRUST 142--PORTFOLIO OF SECURITIES

                           AS OF JANUARY 5, 2000

                                                                               Cost of   Yield on  Annual
                                                                Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings    Provisions     to Trust  Deposit   Income
     Principal               Contracts                 (1)         (2)          (3)(4)     (4)    to Trust
     ---------- ----------------------------------   ------- ---------------- ---------- -------- --------

 6.  $  250,000      Union County, New                Aaa*    6/15/08 @ 102   $  213,068  6.100%  $ 12,500
                     Jersey, Utilities                       SF 6/15/19 @ 100
                     Authority Resource
                     Recovery Revenue
                     Refunding Bonds, Solid
                     Waste, 5.00% Due
                     6/15/2028
 7.     250,000      The Port Authority of             AA-    10/1/07 @ 101      213,408  6.100     12,500
                     New York and New Jersey,                SF 10/1/23 @ 100
                     Consolidated Bonds,
                     5.00% Due 10/1/2027
 8.     250,000      Delaware River Port               AAA     1/1/08 @ 101      215,828  6.050     12,500
                     Authority, Port District                SF 1/1/20 @ 100
                     Project Bonds, MBIA
                     Insured, 5.00% Due
                     1/1/2026
 9.     250,000      The University of the              A     12/1/09 @ 102      248,307  6.300     15,625
                     Virgin Islands Refunding                SF 12/1/25 @ 100
                     and Improvement Bonds,
                     ACA Insured, 6.25% Due
                     12/1/2029
     ----------                                                               ----------          --------
     $2,000,000                                                               $1,781,182          $106,525
     ==========                                                               ==========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings."

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period September 15, 1999, through January 5, 2000, with the settlement date on January 11, 2000. The Profit to the Sponsor on Deposit totals $60,294 for the National Trust, $19,811 for the Florida Trust and $12,588 for the New Jersey Trust.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders-- Redemption of Units.") Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On January 5, 2000, the aggregate bid price of the Bonds was $6,273,831 for the National Trust, $1,787,632 for the Florida Trust and $1,773,182 for the New Jersey Trust.

PROSPECTUS--Part B:
--------------------------------------------------------------------------------

 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST

The Trusts

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the "Holder") avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust is referred to herein as the "Trust" and together they are referred to as "Trusts." On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (the "Deposited Units"). The Bonds and Deposited Units (if any) are referred to herein collectively as the "Securities." After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. These Units are now being offered hereby. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

  The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust's objectives will be achieved.

Portfolio

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

  . whether the interest on the Bonds selected would be exempt from Federal and/or state income taxes imposed on the Holders;

  . whether the Bonds were rated "A" or better by a major bond rating agency;

  . the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

  . the diversity of the types of Bonds; and

  . the cost of the Bonds relative to what the Sponsor believes is their value.

The Units

  Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

  An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

  Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income as described below) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will be treated as taxable income, gain or loss. See "Taxes" herein.

"When Issued" and "Delayed Delivery" Bonds

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of a Trust containing "delayed delivery" or "when issued" Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

Redemption or Sale Prior to Maturity

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See "Taxes" herein.

Failure of a Contract to Purchase Bonds

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

  . be a tax-exempt bond;

  . have a fixed maturity or disposition date comparable to the Bond it replaces;

  . be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

  . be purchased within twenty days after delivery of notice of the failed contracts; and

  . be rated in a category of A or better by a major rating organization.

  Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on Federal or state aid, and other factors which are beyond the entity's control.

  Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

  Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payments on its own.

  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include

Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. Such bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 1998, approximately 90% of Puerto Rico's exports were to the United States mainland, which was also the source of 61% of Puerto Rico's imports. In fiscal 1998, Puerto Rico experienced a $8.5 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1993 was $25.1 billion ($24.5 billion in 1992 prices) and gross product in fiscal 1997 was $32.1 billion ($27.7 billion in 1992 prices). This represents an increase in gross product of 27.7% from fiscal 1993 to 1997 (13.0% in 1992 prices). According to the Labor Department's Household Employment Survey, during fiscal 1998, total employment increased 0.8% over fiscal 1997. The preliminary figures of gross product for fiscal 1998, released in November 1998, was $34.7 billion ($28.5 billion in 1992 prices). This represents an increase of 8.1% (3.1% in 1992 prices) over fiscal 1997. This preliminary growth rate is 0.1% above the original base line forecast for fiscal 1998. The Planning Board's gross product forecast for fiscal 1999, made in February 1998, projected an increase of 2.7% over fiscal 1998. According to the Labor Department's Household Employment Survey, during the first five months of fiscal 1999, total employment decreased 1.2% over the same period for fiscal 1998. Total monthly employment averaged 1,124,800 during the first five months of fiscal 1999, compared to 1,138,400 over the same period in fiscal 1998. The seasonally adjusted unemployment rate for November 1998 was 13.3%.

Year 2000 Issue

  The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee have taken steps that they believe are reasonably designed to address the Year 2000 Problem with respect to their computer systems. The Sponsor and Trustee have also sought to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust. The Year 2000 Problem may also adversely affect the issuers of the Bonds contained in the Trust to varying degrees based upon various factors. The Sponsor is unable to predict what affect, if any, the Year 2000 Problem will have on such issuers.

Insurance

  Certain Bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), Ambac Assurance Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. Standard & Poor's has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. The ratings are subject to change at any time at the discretion of the rating agencies.

  The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Taxes" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Unit holders are urged to consult their own tax advisers.

TAXES

  This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions and insurance companies.

The Bonds

  In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular Federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to other state and local taxes. The Sponsor and Battle Fowler LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

  In the opinions of bond counsel referred to above, none of the interest received on the Bonds is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular Federal income taxes, although interest on those Bonds received by others would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  The opinions of bond counsel is limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

  The Sponsor and Battle Fowler LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Sponsor cannot predict whether additional legislation in respect of the Federal income tax status of interest on state and local obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

  The Internal Revenue Service has expanded, and is continuing to expand its examination program with respect to tax-exempt bonds. The expanded examination program consists of, among other measures, increased enforcement against abusive transactions, broader audit coverage and more comprehensive information reporting on the tax-exempt bond information returns. These developments could affect the Bonds.

  Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and interest on the Bonds that is excludible from Federal gross income when received by the Trusts will be excludible from the Federal gross income of the Unit holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludible from Federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

    Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Unit holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Unit holder's method of accounting and depending on the existence of any original issue discount), and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells its Units.

  The opinion of Battle Fowler LLP as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

Other Tax Issues

  The Trust may contain Bonds issued with original issue discount. The Code requires Unit holders to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis (and the Unit holder's tax basis) in a Bond is increased by any accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

  Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

  The total cost of a Unit to a Unit holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Unit holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

  A Unit holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Unit holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

  Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

  Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for Federal, state and local income tax purposes. That gain will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Unit holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Unit holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

  A Unit holder may acquire its Units, or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of accrued market discount.

  Long-term capital gains realized by non-corporate Unit holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20%, while ordinary income received by non-corporate Unit holders will be taxed at a maximum federal income tax rate of 39.6%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, a Unit holder's taxable income or gain for any year may exceed its actual cash distributions in that year.

  If the Trust purchases any units of a previously issued series, based on the opinion of counsel with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

  Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however none of the Bonds in the Trust is covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

  The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

  Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to minimum tax on excess passive income, including tax-exempt interest.

  If borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

  After the end of each calendar year, the Trustee will furnish to each Unit holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit holder and to the Internal Revenue Service. Unit holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

  The Trustee's, Evaluator's and Sponsor's fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

  The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

  The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

  The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

Other Charges

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

  To the extent lawful, the Trust will also pay expenses associated with updating the Trusts' registration statements and maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts' registration statements will not exceed the costs incurred by the Sponsors.

  The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

  During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                           Percent of                 Percent of
                             Public                   Net Amount                 Dealer
Units Purchased+         Offering Price                Invested                Concession
----------------         --------------               ----------               ----------
      1-99                   4.70%                      4.932%                   $33.00
    100-249                  4.25%                      4.439%                   $32.00
    250-499                  4.00%                      4.167%                   $30.00
    500-999                  3.50%                      3.627%                   $25.00
1,000 or more                3.00%                      3.093%                   $20.00

------------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

  The holders of units of any unit investment trust sponsored by the Sponsor (the "Exchangeable Series") may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of $25 per Unit. See "Exchange Option" herein.

  The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

  While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

  Holders may exchange their Units of this series for units of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The terms of the Exchange Option will also apply to holders who wish to exchange units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust, or units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. Federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust or a Trust may be purchased under the Exchange Option, the Holder would be able to acquire three units in the Exchange Trust for a total cost of $2,715 ($2,640 for the units and $75 for the sales charge) and would also receive $345 for the fractional Unit.

Reinvestment Programs

  Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program's Sponsor.

Sponsor's and Underwriters' Profits

  The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations.

  In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

  Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

  The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

  The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

  The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998,

Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

  If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

  The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

Standard & Poor's

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody's

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest

------------
+ As described by the rating agencies.

degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective Federal income tax rates and tax brackets for the 1999 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1999 Tax Year*
-------------------------------------------------------------------------------

   Taxable Income Bracket                            Tax Exempt Yield
                               Federal Effective
                                 Tax    Federal
Joint Return   Single Return   Bracket Tax Rate  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                             Taxable Equivalent Yield
------------------------------------------------------------------------------------------
$      0-
  43,050      $      0- 25,750  15.00%   15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
$ 43,051-
 104,050      $ 25,751- 62,450  28.00%   28.00%  5.56   6.25   6.94   7.64    8.33   9.03
$104,051-
 126,600      $ 62,451-126,600  31.00%   31.00%  5.80   6.52   7.25   7.97    8.70   9.42
$126,601-
 158,550      $126,601-130,250  31.00%   31.93%  5.88   6.61   7.35   8.08    8.81   9.55
$158,551-
 283,150      $130,251-283,150  36.00%   37.08%  6.36   7.15   7.95   8.74    9.54  10.33
Over
 $283,150     Over $283,150     39.60%   40.79%  6.76   7.60   8.44   9.29   10.13  10.98
------------------------------------------------------------------------------------------

* 1999 U.S. federal personal income tax rates have been used in this table since the Internal Revenue Service and the Department of the Treasury have not issued indexed U.S. federal personal income tax rates for the 2000 tax year.

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the Federal tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS--Part C:
--------------------------------------------------------------------------------

  Note: Part C of this Prospectus may not be distributed unless accompanied by
                                 Parts A and B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

Florida Trust

  Risk Factors --

  Population. In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 1998, ranks fourth with an estimated population of 15 million.

  . In 1998, about 232,000 more new residents moved into Florida then moved out.

  . The U.S.average population increase since 1990 is about 1.0% annually, while Florida's average increase is about 1.9% annually.

  . Florida continues to be one of the fastest growing of the largest states.

  Florida's strong population growth is one reason Florida's economy is performing better than the U.S. as a whole. In addition to attracting senior citizens to Florida as a place for retirement, Florida is also recognized as attracting a significant number of individuals of working age (18-64).

  . In recent years, Florida's prime working age population (18-44) has grown at an average annual rate of more than 2.0%.

  . More than 60% of Florida's total population is at the working age (18-
    64). This share is not expected to change appreciably into the twenty-first century.

Income. According to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference, personal income in Florida has been growing strongly the last several years and has generally performed better than the U.S. as a whole and the southeast U.S. in particular. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's, its economy has diversified providing a broader economic base.

  . Florida's real income per person has tracked closely with the U.S.
    average and has tracked above the southeast.

  Florida has a proportionately greater retirement age population than other states. As a result, property, income (dividends, interest, and rent), and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income to persons residing in Florida. Transfer payments (Social Security and pension benefits, among other sources of income) are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income. Transfer payments (Social Security and pension benefits, and other sources of income), therefore, act as a stabilizing force in weak economic periods.

  The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida's personal income is systematically underestimated. Contributions by employers to employees' pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

  .  Florida's personal income per person in 1998 was $25,852.

  . The U.S. average personal income per person was slightly higher at $26,412.

  . Personal income per person in the southeast United States was significantly lower at $23,725.

  . Total Florida real personal income is forecasted to increase 4.9% in the fiscal year ended June 30, 1999, and 3.5% in the fiscal year ending June 30, 2000.

  . Florida real personal income per person is projected to increase 3.1% in the fiscal year ended June 30, 1999, and 1.8% in the fiscal year ending June 30, 2000.

  . The Florida economy appears to be growing in line with, but stronger than, the U.S. economy; however, the Florida economy is expected to grow more slowly in the fiscal year ending June 30, 2000, than in the fiscal year ended June 30, 1999.

Employment.

  . Since 1992, Florida's population has increased an estimated 11.7%, while the number of employed persons in Florida increased 15.0%.

  . In the same period, Florida's total non-farm employment has grown approximately 24.6%, while U.S. non-farm jobs increased 15.9%.

  . Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services. This has also contributed to Florida's strong economic performance.

  Presently, services constitute 36% and trade 25.5% of Florida's total non-farm jobs. The U.S., however, has a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical.

  . Florida's unemployment rate throughout the 1980's was consistently lower than that for the U.S.

  . In the early 1990's Florida's unemployment rate was higher than that of the U.S.

  . In current years, Florida's unemployment rate has again generally fallen below that of the U.S.

  . Florida's unemployment rate was 4.3% during 1998.

  . The U.S. unemployment rate was 4.5% during 1998.

  . It is estimated that Florida's unemployment rate will be 4.2% in the fiscal year ended June 30, 1999, and 4.4% in the fiscal year ending June 30, 2000.

  Florida's economy is expected to grow at a moderate rate along with the U.S., but is expected to out perform the U.S. as a whole.

  . Total non-farm employment in Florida is expected to increase 3.4% for the fiscal year ended June 30, 1999 and 2.9% for the fiscal year ending June 30, 2000. Trade and services, the two largest employment sectors, account for more than half of the total non-farm employment in Florida.

  . Employment in the service sectors should experience an increase of 5.5% for the fiscal year ended June 30, 1999, while growing 4.4% for the fiscal year ending June 30, 2000. Trade is expected to expand 2.8% for the fiscal year ended June 30, 1999, and 2.8% for the fiscal year ending June 30, 2000.

  . The service sector is now Florida's largest employment category.

Construction. In the past, Florida's economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to decline as a result of continued diversification of Florida's economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980's, the share had edged downward to 7.5%, and in 1998, the share was only 5.3%. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with the percentage of housing starts increasing in 1998 by 11.1%, and construction jobs overall increasing by 5.1%, due to low interest rates and favorable economic conditions.

  A driving force behind Florida's construction industry has been Florida's rapid rate of population growth. Although Florida currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into Florida is expected to remain over 200,000 a year during the next decade. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida in the next few years. Moreover, recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, pre-retirement homes in Florida.

  . Single and multi-family housing starts in Florida for the fiscal year ended June 30, 1999, are projected to reach a combined level of 144,000, decreasing slightly to 143,000 for the fiscal year ending June 30, 2000.

  . Total construction expenditures in Florida are forecasted to increase
    8.6% for the fiscal year ended June 30, 1999, and increase 2.5% for the fiscal year ending June 30, 2000.

  . Single and multi-family housing starts in Florida are projected to account for about 9% of all the housing starts in the U.S. for the fiscal year ended June 30, 1999 and 9.53% of all housing starts in the U.S. for the fiscal year ending June 30, 2000.

Tourism. Tourism is one of Florida's most important industries. Approximately
48.7 million tourists visited Florida in 1998, a 3.7% increase over 1997. Tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues. Florida's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Visitors to Florida tend to arrive slightly more by air than by auto.

  . Tourist arrivals to Florida are forecasted to increase by 2.0% for the fiscal year ended June 30, 1999, and 1.7% for the fiscal year ending June 30, 2000.

  . Tourist arrivals to Florida by air are expected to increase by 3.2% for the fiscal year ended June 30, 1999, and increase by 3.9% for the fiscal year ending June 30, 2000.

  . Tourist arrivals by car are expected to increase by 0.6% for the fiscal year ended June 30, 1999, and decrease 1.0% for the fiscal year ending June 30, 2000.

  By June 30, 1999, 49.7 million domestic and international tourists are expected to have visited Florida. For the fiscal year ending June 30, 2000, about 50.6 million tourists are expected to visit Florida.

  Revenues and Expenses. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ended June 30, 1999, total $19,481.8 million, a 5.2% increase over the fiscal year ended June 30, 1998. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to Florida, $17,779.5 million of that is Estimated Revenues and represents an increase of 5.0% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $18,220.0 million, including $100.9 million transferred to the Budget Stabilization Fund, unencumbered reserves at the fiscal year ended June 30, 1999, are estimated at $1,360.7 million. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2000, total $20,133.9 million, a 3.3% increase over the fiscal year ended June 30, 1999. The $18,555.2 million in Estimated Resources represents an increase of 4.4% over the previous year's Estimated Revenues.

General Revenues and Expenses

  For the fiscal year ended June 30, 1997, approximately 67% of Florida's total direct revenue to its four operating funds were derived from Florida taxes and fees, with Federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 1997, were made up of the following taxes:

  .  Sales and use tax--68%

  .  Corporate income tax--8%

  .  Intangible personal property tax--4%

  .  Beverage tax--3%

  .  Estate tax--3%

  During the same fiscal year ended June 30, 1997, the large majority of expenditures from Florida's General Revenue Fund were as follows:

  .  Education--53%

  .  Health and welfare--26%

  .  Public Safety--14%

Florida Sales and Use Tax

  Florida's sales and use tax (6%) currently accounts for Florida's single largest source of tax receipts. Slightly less than 10% of Florida's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities in such counties. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are used for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. The indigent health care tax alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%.

  . For the fiscal year ended June 30, 1997, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $12,089 million, an increase of 5.5% over the fiscal year ended June 30, 1996, collections.

Alcoholic Beverage Tax

  Florida imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida's major tax sources. Ninety-eight percent of the revenues collected from this tax are deposited into Florida's General Revenue Fund.

  . Alcoholic beverage tax totaled $447.2 million for the fiscal year ended
    June 30, 1997.

Corporate Income Tax

  Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

  . For the fiscal year ended June 30, 1997, corporate income tax totaled
    $1,362.3 million, an increase of 17.2% from the fiscal year ended June 30, 1996.

Documentary Stamp Tax

  Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificate of indebtedness, promissory notes, wage assignments, and retail charge accounts. For the fiscal year ended June 30, 1997, 62.63% of these taxes were deposited to the General Revenue Fund.

  Documentary stamp tax collections totaled $844.2 million for the fiscal year ended June 30, 1997, an 8.9% increase from the fiscal year ended June 30, 1996.

Intangible Personal Property Tax

  Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 2 mills (a mill is $1.00 of tax per $1,000.00 of property value). Effective January 1, 2000, the rate for the annual intangible tax will decrease to 1.5 mills. Florida also imposes a non-recurring 2 mill tax on mortgages and other obligations secured by liens on Florida real property. Of the net taxes imposed on intangible personal property, 66.5% are distributed to the General Revenue Fund.

  . For the fiscal year ended June 30, 1997, total intangible personal property tax collections were $952.4 million, a 6.3% increase from the fiscal year ended June 30, 1996.

Estate Tax

  Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. All receipts of the estate tax are credited to the General Revenue Fund.

  . For the fiscal year that ended June 30, 1997, receipts from this source were $546.9 million, an increase of 30% over the fiscal year ended June 30, 1996.

Lottery

  Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, at least 38.0% for use in enhancing education, and no more than 12.0%, for costs of administering the lottery.

  . Lottery ticket sales for the fiscal year ended June 30, 1997 totaled $2.09 billion, providing education with approximately $792.3 million.

  Debt-Balanced Budget Requirement. At the end of the fiscal year ended June 30, 1998, Florida had outstanding about $8,703 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $629 million in principal amount of full faith and credit bonds.

  Florida's Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

  Litigation Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position. A brief summary of these matters follows.

Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.

    The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The trial has not been scheduled. If Florida is unsuccessful in its action, the potential cost to Florida could be $70 million.

Barnett Bank v. Florida Department of Revenue

    This case involves the issue of whether under Florida's refund statute for dealer repossessions, the Florida Department of Revenue ("DOR") is authorized to grant a refund to a financial institution, which is the assignee of security agreements governing the sale of automobiles and other property sold through dealers. The 4th Judicial Circuit found that the statute not only provides a refund or credit to the dealer who sold the tangible personal property and collected and remitted the tax, but that the statute also allows the right to the refund to be assigned. Several banks have already applied for refunds based on this holding and the potential amount in refunds to financial institutions could exceed $30 million annually. DOR plans to appeal this decision.

Tower Environmental v. Florida Department of Environmental Protection

    The plaintiff has alleged that the State of Florida and the Department of Environmental Protection ("DEP") breached contracts with it by freezing the processing of reimbursement applications and by terminating the petroleum reimbursement process. The plaintiff argues alternatively that these actions are torts or impairment of contractual obligations. The plaintiff further alleges that the termination of reimbursement claims constitute a breach of contract. The plaintiff seeks damages, attorneys fees and costs, the total of which could reach $60 million.

Barnett Banks, Inc. v. Florida Department of Revenue

    The taxpayer in this case challenged the imposition of interest on additional amounts of corporate income tax due as a result of adjustments under a Federal income tax audit that were reported to Florida. DOR's historical position is that interest is due from the due date of the return until payment of the additional amount of tax is made. The taxpayer contends that interest should begin to accrue only from the date the Federal audit adjustments were due to be reported to Florida. A Final Order was issued adopting DOR's position, but the taxpayer has appealed. The potential lost revenue and refund exposure is in the range of $12 to $20 million annually.

Deficit Fund Equity

    The Florida Casualty Insurance Risk Management Trust Fund has deficit retained earnings of approximately $567 million. These represent long term liabilities of Florida as a whole. These liabilities include claims pertaining to state employee Workers' Compensation, federal civil rights, and general and automotive liability.

    The Special Disability Trust Fund has a deficit fund balance of approximately $1.9 billion. This deficit is the result of claims expense over net assessment revenue.

Year 2000 Readiness

  Some of the computer technology used by the State of Florida may not have been designed to recognize the year 2000, which means that instead of treating the double zeros as the end of 2000 as indicating the year 2000, the technology treats the double zeros as indicating the year 1900. Despite considerable efforts made by the State to bring all of its computer hardware, software, and embedded technology into compliance so as to recognize the year 2000, there can be no guarantee that year 2000 compliance will be achieved in a timely manner and no assurance made that entities that deal with Florida will have achieved year 2000 compliance.

  Florida maintains a bond rating of Aa2, AA+ and AA from Moody's Investors Service, Standard & Poors Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayments While theses ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

  The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no to believe that the information is not correct in all material respects.

Florida Taxes --

    In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

    The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Non-Corporate Unit holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Unit holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Unit holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than "non-business income" as defined by Chapter 220.

    Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

New Jersey Trust

  Risk Factors--Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

  The State's 2000 Fiscal Year budget became law on June 30, 1999.

  Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

  In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.

  During 1998 a continuation of the national business expansion, a strong business climate in New Jersey and positive developments in surrounding metropolitan areas were major sources of State economic growth.

  Average employment in 1998 increased by 76.5 thousand jobs compared to 1997. Job gains were spread across a number of industries with particularly strong growth in business services (20,900) and in wholesale and retail trade (18,000).

  For the last decade, New Jersey's job growth has been concentrated in five clusters of economic activity--high technology, health, financial, entertainment and logistics. One of every three of the State's workers are in these sectors, and as a whole these sectors accounted for a 19 percent increase in employment over the past decade compared to a four percent employment growth for all other State industries.

  Personal income in New Jersey, spurred by strong labor markets increased by
5.4 percent in 1998, a rate comparable to the national rate of increase. As a result, retail sales rose by an estimated 6.2 percent. Low inflation, now less than 2 percent, continues to benefit New Jersey consumers and businesses and low interest rates boost housing and consumer durable expenditures. Home building had its best year of the decade.

  Joblessness fell in terms of both its absolute level and its rate, and by the end of 1998, New Jersey's unemployment rate was at or below that of the nation.

  The outlook for 1999/2000 is for continued, although more moderate economic growth. Job gains in the State may be constrained at times by labor shortages in skilled technical areas, will be in the 50,000 range and personal income growth will slow to an average of 4.3%.

  Major caveats and uncertainties in the economic forecast for 1999/2000 have increased. The national conditions in energy, agriculture and manufactured exports, particularly to Asian markets, are threats to the U.S. economy. However, these areas of economic activity are under-represented in New Jersey and hence the State has been able to avoid the immediate and direct effects of those problems.

  Other areas of concern include possible significant shifts in consumer and investor confidence, unstable and potentially deflationary international economic conditions, and the prospect of leaner profits for U.S. corporations. In addition, the restructuring of major industries will continue spurred by the imperative of cost containment, globalization of competition, and deregulation. Thus, 1999/2000 contains more risk than the recent past, but the momentum and measures of the State's economic health are favorable.

  The New Jersey outlook is based largely on expected national economic performance and on recent State strategic policy actions aimed at infrastructure improvements, effective education and training of our workforce, and those maintaining a competitive business climate. Investments in each of these policy areas are seen as vital to maintaining the long-term health of the State's economy.

  State Aid to Local Governments is the largest portion of Fiscal Year 2000 recommendations. In fiscal year 2000, $7,904.6 million of the State's recommendations consist of funds which are distributed to municipalities, counties and school districts. The largest recommended State Aid appropriation, in the amount of $6,096.5 million, is provided for local elementary and secondary education programs. Of this amount $2,845.1 is for core curriculum standards, $312.7 million is for early childhood aid, $254.4 million is Abbott
v. Burke Parity Remedy aid, $265.8 million is for pupil transportation aid and $682.3 million is for special education. Also, $88.5 million provides nonpublic school aid and $149.1 million pays debt service on school bonds. Other significant amounts are $143.7 million for supplemental core curriculum standards aid and $190.5 million for demonstrably effective program aid. In addition, $700.4 million is recommended on behalf of school districts as the employers share of the social security and teachers' pensions and benefits programs.

  As a result of the decision on May 21, 1998 of the New Jersey Supreme Court in Abbott v. Burke the State may be required to undertake certain additional instructional and support programs for children in the "Abbott" school districts. The State is unable to estimate its exposure.

  Appropriations to the State Department of Community Affairs ("DCA") total $898.4 million in State Aid monies for Fiscal Year 2000. The Consolidated Municipal Property Tax Relief Act is recommended in the amount of $767.9 million. In addition there is $16.7 million appropriated for housing programs, $33.0 million for block grant programs, $30 million for extraordinary aid and $40.5 million as special assistance to specific cities and $10.0 million for the Regional Efficiency Development Incentive Grant Program. Appropriations to the State Department of the Treasury total $422.8 million in State Aid monies for Fiscal Year 2000. The principal programs funded by these recommended appropriations are aid to county colleges ($174.4 million); the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($51.2 million); $20.0 million for debt service for county investments in solid waste management facilities; and the State contributions to the Consolidated Police and Firemen's Pension Funds ($49.4 million). Also, $112.0 million is appropriated for school renovation and construction funded by a portion of the increased cigarette tax ($50.0 million) and the new "Big Game" lottery ($62.0 million).

  The second largest portion of appropriations in Fiscal Year 2000 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for provision of services on behalf of the State. The amount appropriated in Fiscal Year 2000 for grants-in-aid is $5,976.4 million.

  $2,296.0 million is recommended for programs administered by the State Department of Human Services. Of that amount, $1,403.3 million is for medical services provided under the Medicaid program, $246.5 million is for community programs for the developmentally disabled, $208.0 million is for community programs for the mentally ill; $258.7 million is for grant programs administered by the Division of Youth and Family Services, and $146.6 million is for welfare reform and homeless services.

  The State Department of Health and Senior Services is appropriated $1,127.3 million. Of that amount, $633.3 million is for medical services provided under the Medicaid program, $242.5 million is for pharmaceutical assistance to the aged and disabled, $99.7 million is for hospital charity care and KidCare, $70.8 million is for the Lifeline Program; $39.7 million is for addiction and AIDS Services, and $10.3 million is for the proposed Elder Care Program.

  $1,076.5 million is recommended for the State Department of Law and Public Safety and the Department of Corrections.

  $149.2 million is recommended for the State Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and subsidies for railroads and bus companies.

  $189.7 million is recommended for the State Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

  $54.9 million is recommended to the Department of Labor for the administration of programs for workers compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.

  The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

New Jersey Taxes--

  In the opinion of Messrs. Drinker Biddle & Shanley LLP, special New Jersey counsel on New Jersey tax matters, under existing law:

    The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

    The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

    Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1999 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of Florida and filing a Joint Return with $53,000 in taxable income for the 1999 tax year would need a taxable investment yielding 8.33% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                             STATE OF FLORIDA
1999 Tax Year*

                                                                         TAX EXEMPT YIELD
       Taxable Income Bracket                                     4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
   Joint Return       Single Return    Effective Federal Tax Rate    TAXABLE EQUIVALENT YIELD
$      0 -  43,050  $      0 -  25,750           15.00%           4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
$ 43,051 - 104,050  $ 25,751 -  62,450           28.00            5.56  6.25  6.94  7.64   8.33   9.03
$104,051 - 126,600  $ 62,451 - 126,600           31.00            5.80  6.52  7.25  7.97   8.70   9.42
$126,601 - 158,550  $126,601 - 130,250           31.93            5.88  6.61  7.35  8.08   8.81   9.55
$158,551 - 283,150  $130,251 - 283,150           37.08            6.36  7.15  7.95  8.74   9.54  10.33
OVER $283,150       OVER $283,150                40.79            6.76  7.60  8.44  9.29  10.13  10.98

--------

* 1999 U.S. federal personal income tax rates have been used in this table since the Internal Revenue Service and the Department of the Treasury have not issued indexed U.S. federal personal income tax rates for the 2000 tax year.

Note: This table reflects the following:

  1 Taxable income equals adjusted gross income ("AGI") less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

  5 The State of Florida does not impose a state personal income tax.

                            STATE OF NEW JERSEY
1999 Tax Year*

                    Approx. Combined          TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
Income Bracket          Tax Rate
                                          TAXABLE EQUIVALENT YIELD
                                                JOINT RETURN
$      0 -  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
$ 20,001 -  43,050       16.49       4.79  5.39   5.99   6.59    7.18   7.78
$ 43,051 -  50,000       29.26       5.65  6.36   7.07   7.77    8.48   9.19
$ 50,001 -  70,000       29.76       5.70  6.41   7.12   7.83    8.54   9.25
$ 70,001 -  80,000       30.52       5.76  6.48   7.20   7.92    8.64   9.36
$ 80,001 - 104,050       31.98       5.88  6.62   7.35   8.09    8.82   9.56
$104,051 - 126,600       34.82       6.14  6.90   7.67   8.44    9.20   9.97
$126,601 - 150,000       35.69       6.22  7.00   7.78   8.55    9.33  10.11
$150,001 - 158,550       36.27       6.28  7.06   7.85   8.63    9.41  10.20
$158,551 - 283,150       41.09       6.79  7.64   8.49   9.34   10.18  11.03
Over $283,150            44.56       7.21  8.12   9.02   9.92   10.82  11.72
                                               SINGLE RETURN
$      0 -  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
$ 20,001 -  25,750       16.49       4.79  5.39   5.99   6.59    7.18   7.78
$ 25,751 -  35,000       29.26       5.65  6.36   7.07   7.77    8.48   9.19
$ 35,001 -  40,000       30.52       5.76  6.48   7.20   7.92    8.64   9.36
$ 40,001 -  62,450       31.78       5.86  6.60   7.33   8.06    8.80   9.53
$ 62,451 -  75,000       34.62       6.12  6.88   7.65   8.41    9.18   9.94
$ 75,001 - 126,600       35.40       6.19  6.97   7.74   8.51    9.29  10.06
$126,601 - 130,250       36.27       6.28  7.06   7.85   8.63    9.41  10.20
$130,251 - 283,150       41.09       6.79  7.64   8.49   9.34   10.18  11.03
Over $283,150            44.56       7.21  8.12   9.02   9.92   10.82  11.72

--------

* 1999 U.S. federal personal income tax rates have been used in this table since the Internal Revenue Service and the Department of the Treasury have not issued indexed U.S. federal personal income tax rates for the 2000 tax year.

Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of this phase out is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                         TAX EXEMPT SECURITIES TRUST
  ----------------------------------------------------------------

                   11,000 Units   Dated January 6, 2000

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file nos. 333-90613, 333-90619, and 333-90625) and the Investment Company Act of
1940 (file no. 811-2560), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:
  . calling: 1-800-SEC-0330
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                   Index                              Sponsor:


                                                      Salomon Smith Barney
                                                      Inc.
     Investment Summary                    A-2        388 Greenwich Street
     Summary of Essential Information      A-8        23rd Floor
     Portfolio Summary as of Date of                  New York, New York 10013
      Deposit                              A-9        (212) 816-4000
     Independent Auditors' Report         A-11
     Statements of Financial Condition    A-12
     Portfolio                            A-13
     Notes to Portfolios of Securities    A-20
     Tax Exempt Securities Trust           B-1
     Risk Factors                          B-2
     Taxes                                 B-8
     Expenses and Charges                 B-12
     Public Offering                      B-14
     Rights of Holders                    B-17
     Sponsor                              B-20
     Trustee                              B-22
     Evaluator                            B-22
     Amendment and Termination of the
      Trust Agreement                     B-23
     Miscellaneous                        B-23
     Bond Ratings                         B-24
     Federal Tax Free vs. Taxable Income  B-26
     The State Trusts                      C-1
     Tax Free vs. Taxable Income          C-11

                                                      Trustee:

                                                      The Chase Manhattan Bank
                                                      4 New York Plaza
                                                      New York, New York 10004
                                                      (800) 354-6565

--------------------------------------------------------------------------------

                             SalomonSmithBarney
                             ----------------------------
                             A member of citigroup [LOGO]

--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                             IDENTIFICATION NO.
                                                               --------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1993:

     Salomon Smith Barney Inc.                                     2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

     Salomon Smith Barney Inc.                                      8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

     Salomon Smith Barney Inc.                          33-65332, 33-36037

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

     Salomon Smith Barney Inc.                                  13-1912900
     The Chase Manhattan Bank                                   13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special Florida counsel.
 3.3   --Opinion of special New Jersey counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, National Trust 239, Florida Trust 90 and New Jersey Trust 142, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 6th day of January, 2000.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
--------
  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.